Appendix A
to the Operating Expenses Limitation Agreement

(as amended on December 28, 2012 to add Scharf Balanced Opportunity Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Scharf Fund
Investor Class	1.25%
Scharf Balanced Opportunity Fund
Investor Class	1.20%

ADVISORS SERIES TRUST		SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Appendix A

By:	/s/ Douglas G. Hess	By:	/s/ Brian A. Krawez

Name:	Douglas G. Hess	Name:	Brian A. Krawez

Title:	President	Title:	President